Exhibit 99.10

CONSENT OF MARIO E. ROSSI

The undersigned hereby consents to the use of the technical report titled “Mineral Resource Estimate Update – NI 43-101 Technical Report for the Warintza Project, Ecuador” with an effective date of July 1, 2024, including as amended and restated, and the information derived therefrom, as well as the reference to their name, in each case where used or incorporated by reference in the annual report on Form 40-F of Solaris Resources Inc. (the “Company”) being filed with the United States Securities and Exchange Commission and in the Company’s Registration Statements on Form S-8 (333-283247) and Form F-10 (333-280241)

/s/ Mario E. Rossi
Mario E. Rossi, MSc, Min. Eng.

Dated: March 20, 2025